
02006514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49875


FEB 27 2002
WASH.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MARK STEVEN BUCIAK DBA FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 SECRET LAKE ROAD
(No. and Street)

AVON (City) CT (State) 06001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCIAK 860-675-7723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONALD T. OSTOP & COMPANY P.C.
(Name — if individual, state last, first, middle name)

790 FARMINGTON AVE (Address) FARMINGTON (City) CT (State) 06032 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB FINANCIAL SERVICES, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRINCIPAL
Title

Notary Public

My Commission Expires Feb. 28, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DTO Donald T. Ostop & Company, P.C.
Certified Public Accountants

Helping You Meet Your Goals

Donald B. Harger, CPA
Thomas J. Fiedorowicz, CPA
Todd W. Doten, CPA
Ellen A. Harris, CPA

Mark Buciak
MB Financial Services

In planning and performing our audit of the financial statements and supplemental schedules of Mark Buciak DBA MB Financial Services (Sole Proprietorship), for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

790 Farmington Avenue, Building 2, Farmington, CT 06032-2307
Telephone: 860-677-0779 • Fax: 860-677-2568 • Email: dtostop@worldnet.att.net

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donald T. Ostop & Company P.C.

Donald T. Ostop & Company P.C.
Farmington, CT
February 15, 2002

FINANCIAL STATEMENTS

MARK BUCIAK
DBA MB FINANCIAL SERVICES

DECEMBER 31, 2001

CONTENTS

DTO **Donald T. Ostop & Company, P.C.**
Certified Public Accountants

Helping You Meet Your Goals

Donald B. Harger, CPA
Thomas J. Fiedorowicz, CPA
Todd W. Doten, CPA
Ellen A. Harris, CPA

Independent Auditor's Report

Mark Buciak
DBA MB Financial Services
Avon, Connecticut 06001

We have audited the accompanying statement of financial condition of Mark Buciak, DBA MB Financial Services (a sole-proprietorship) as of December 31, 2001, and the related statements of income, changes in sole-proprietor's capital, comprehensive income, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the sole-proprietorship. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak, DBA MB Financial Services at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles, generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Farmington, Connecticut
February 15, 2002

790 Farmington Avenue, Building 2, Farmington, CT 06032-2307
Telephone: 860-677-0779 • Fax: 860-677-2568 • Email: dtostop@worldnet.att.net

STATEMENT OF FINANCIAL CONDITION
MARK BUCIAK
DBA MB FINANCIAL SERVICES
See Independent Auditor's Report

	DECEMBER 31, 2001
ASSETS	
CURRENT ASSETS	
Cash	$ 9,897
Accounts Receivable	17
Total current assets	$ 9,914
PROPERTY AND EQUIPMENT, AT COST	
Computer equipment	$ 6,500
Less: Accumulated depreciation	6,500
Net property and equipment	$ ---
OTHER ASSETS	
Equity securities	$41,000
TOTAL ASSETS	$50,914
SOLE-PROPRIETOR'S CAPITAL	
Proprietor's capital	$50,014
Accumulated other comprehensive income	900
Total sole-proprietor's capital	$50,914

The accompanying notes are an integral part of the financial statements.

STATEMENT OF INCOME AND CHANGES IN SOLE PROPRIETOR'S CAPITAL
MARK BUCIAK
DBA MB FINANCIAL SERVICES
See Independent Auditor's Report

	FOR THE YEAR ENDED DECEMBER 31, 2001
REVENUES	
Commissions	$ 6,555
Interest	230
TOTAL REVENUES	$ 6,785
EXPENSES	
NASD fees	$ 600
Professional fees	1,300
Licenses	430
Professional development	140
Depreciation	1,300
TOTAL EXPENSES	$ 3,770
NET INCOME	$ 3,015
SOLE PROPRIETOR'S CAPITAL, Beginning	48,999
Contributions	---
Distributions	(2,000)
SOLE PROPRIETOR'S CAPITAL, Ending	$50,014

The accompanying notes are an integral part of the financial statements.

STATEMENT OF COMPREHENSIVE INCOME
MARK BUCIAK
DBA MB FINANCIAL SERVICES
See Independent Auditor's Report

	FOR THE YEAR ENDED DECEMBER 31, 2001
Net income	$ 3,015
Other comprehensive income	
Unrealized gains on securities:	
Unrealized holding gains (losses) during period	---
Less: reclassification adjustment for gains (losses) included in net income	---
Total unrealized gains(losses)	---
Comprehensive income	$ 3,015

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CASH FLOWS
MARK BUCIAK
DBA MB FINANCIAL SERVICES
See Independent Auditor's Report

	FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE IN CASH AND CASH EQUIVALENTS	
Cash flows from operating activities:	
Cash received from customers	$ 6,993
Cash paid to suppliers	(2,470)
Interest income received	230
Net cash provided by operating activities	$ 4,753
Cash flows from financing activities:	
Distributions to proprietor	(2,000)
Net cash used for financing activities	$ (2,000)
Net increase in cash and cash equivalents	$ 2,753
Cash and cash equivalents at beginning of year	7,144
Cash and cash equivalents at end of year	$ 9,897
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 3,015
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	1,300
Change in operating assets and liabilities	
Accounts receivable	438
Net cash provided by operating activities	$ 4,753

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
MARK BUCIAK
DBA MB FINANCIAL SERVICES
DECEMBER 31, 2001

1.ACCOUNTING POLICIES

PRESENTATION OF FINANCIAL STATEMENTS
The accounting policies followed by the proprietorship and the methods of applying those policies conform with generally accepted accounting principles. The policies, which materially affect the determination of financial position, cash flows, or results of operations, are summarized below.

NATURE OF OPERATIONS
Mark Buciak DBA MB Financial Services, a sole proprietorship, is a nonclearing broker dealer that does not have custody of client funds. MB Financial Services is a member of The National Association of Securities Dealers (NASD). MB Financial Services provides broker dealer services to local clients. The majority of revenue is generated from fees charged from sale or exchange of securities. MB Financial Services started operations in 1997.

USE OF ESTIMATES
The preparation of financial statements requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying disclosures. Although theses estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

PROPERTY AND EQUIPMENT
Property and equipment are valued at cost less accumulated depreciation. Provision for depreciation is computed on the straight-line method over a five year estimated life. Fixed assets consist of computer and other electronic office equipment. Depreciation expense for 2001 is $1,300.

FEDERAL INCOME TAXES
The proprietorship itself is not a taxpaying entity for purposes of federal income taxes. Federal income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

CASH EQUIVALENTS
The proprietorship considers cash equivalents to be temporary investments, which are readily convertible to cash with maturities of less than three months.

ACCOUNTS RECEIVABLE
Consists of sales commissions due from mutual fund companies. Commissions are paid within thirty days.

EQUITY SECURITIES

The company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. Securities investments that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments and other assets. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a separate component of equity.

2. CASH

At December 31, 2001, the cash balance of $9,897 was invested in a checking account.

3. MINIMUM NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, Mark Buciak, DBA MB Financial Services was required to maintain a minimum net capital of $5,000.00. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the proprietor had net capital of $9,914 and the percentage of aggregate indebtedness to net capital was 0.00%. No material differences exist between this computation of net capital and the computation of net capital on the unaudited Form X-17a-5, Part IIA filing by Mark Buciak, DBA MB Financial Services.

4. OTHER COMMENTS

Mark Buciak, DBA MB Financial Services had no liabilities subordinated to claims of creditors at December 31, 2001.

There are no physical possession or control of securities requirements and there are no reserve requirements, pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, at December 31, 2001, as the company does not carry customer accounts.

A reconciliation with respect to methods of consolidation does not apply as the company is a sole proprietorship and has no subsidiaries.

5. RELATED PARTIES

Mark Buciak DBA MB Financial Services shares a home office with Mark Buciak DBA MB & Associates, a registered investment advisor company providing investment management services and insurance sales. An agreement between MB & Associates and MB Financial Services will have MB & Associates pay all occupancy costs associated with the office.

6. SECURITIES

At December 31, the company held the following marketable securities:

	Fair Market Value	Unrealized Gains	Amortized Cost
Long-term			
Available for Sale			
Nasdaq stock & warrants	$41,000	$ 900	$40,100

The Nasdaq stock and warrants are subject to restrictions on transfer until June, 2002, and subject to certain additional restrictions in the event of an IPO of the common stock. In accordance with these restrictions, the market value is determined using the Nasdaq Private Placement phase II subscription price.

No income was received for the year December 31, 2001

7. ACCUMULATED OTHER COMPREHENSIVE INCOME BALANCE

	Unrealized Gains on Securities
Beginning balance	$ 900
Current-period change	---
Ending Balance	$ 900

The proprietorship itself is not a taxpaying entity for purposes of federal income taxes. Federal income taxes of the proprietor are computed on his total income from all sources; accordingly, comprehensive income balances are not shown net of taxes.

8. CONCENTRATIONS of CREDIT RISK

At the balance sheet date, December 31, 2001, Mark Buciak DBA MB Financial Services has a significant investment in Nasdaq stock and Nasdaq warrants.

Schedule I

Mark Buciak DBA MB Financial Services
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2001

Net Capital	
Total proprietor's capital qualified for net capital	$50,914
Deductions and/or charges:	
Nonallowable assets:	
Securities	$41,000
Net capital	$ 9,914